Filed by Rodgers Silicon Valley Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rodger Silicon Valley Acquisition Corp.

Commission File No. 001-39753

♦ WSJ NEWS EXCLUSIVE | TECH

Enovix Set to Go Public Through a SPAC in Deal Valued at $1.1 Billion

Battery maker is building a factory in Fremont, Calif., to make batteries for wearable gadgets starting this year

Enovix company headquarters in Fremont, California.

PHOTO: ENOVIX

By Heather Somerville

Feb. 22,2021 9:00 am ET

Battery maker Enovix Corp, is poised to go public using a blank-check company in a deal valued at $1.1 billion, benefiting from investor enthusiasm for technology to improve battery performance as the world races toward electric vehicles.

Enovix said on Monday it raised $405 million through a merger with a special-purpose acquisition company, or SPAC, and associated private investment.

The company is building its first commercial factory, which will be ready to produce silicon lithium-ion batteries for customers later this year. The small-scale plant in Fremont, Calif., will make batteries for smaller devices such as radios and smartwatches. Enovix is scouting a location for a second factory that will also build batteries for smartphones, and aims to start selling batteries for electric vehicles after 2025.

A longer-lasting, quicker-charging and cheaper battery is essential for the widespread adoption of electric vehicles, improved solar-energy storage and advancements in key technologies such as augmented and virtual reality. Enovix has plenty of company: OuantumScape Corp., which builds solid-state batteries—a design that is free of liquid, greatly reducing fire hazards—went public last year through a SPAC deal and has a market capitalization of more than $22 billion, though it projects no meaningful revenue before 2026. China-backed Microvast Inc., which builds batteries for electric buses and other commercial vehicles, said this month it would go public through a New York-based SPAC in a deal valued at about $3 billion.

A SPAC deal was “the opportunity of the day,” said Enovix Chief Executive Harrold Rust. “But we have got to build the company and hit our numbers, and if we do that I think we will be a valuable company regardless of what the stock market does.”

Founded in 2007, Enovix says it has designed a more compact battery with better energy density and up to double the charge of other lithium-ion batteries. To accomplish this, Enovix said it reimagined the architecture, effectively flipping the battery on its side, and uses an anode of 100%silicon, rather than the customary graphite.

Enovix projects its first commercial sales in the second quarter next year, with the first meaningful revenue in 2023 at $176 million. The company projects that will grow to $8 million in 2025 through sales of batteries to consumer-electronics companies, some of which are already paying Enovix to design a custom battery. Unlike companies making a traditional initial public offering, companies using SPACs can issue earnings forecasts.

U.S. dependence for batteries on China—which controls roughly 70% of the world’s lithium-ion cell production—is a rising concern among national-security officials and U.S. electronics companies. In seeking to disentangle themselves from trade-war risks, those companies are creating an opening for more upstart battery factories. National security officials and battery-industry leaders say technology breakthroughs, including silicon- anode batteries, are the best way for the U.S. to assert itself in the battery industry.

“There is a business angle where ‘Made in the USA’ for batteries has value,” said Mr. Rust.

The purpose of a SPAC—effectively a pool of cash trading on the stock market—is to acquire a private company and quickly take it public. The SBC merging Enovix, Rodgers Silicon Valley Acquisition Corp. Rsva +56.57% , was created by T. J. Rodgers, an Enovix board member and among the company’s most significant investors through the business he founded, Silicon Valley chip company Cypress Semiconductor Corp. Other investors in Enovix include the venture-cacital arms of Intel Corp, and Qualcomm Inc.

Battery companies have for years explored using silicon anodes, and silicon has become a trendy ingredient in batteries, but experts have expressed concerns. The silicon swells and causes the battery to crack, and the batteries generally have a shorter lifespan. These challenges make them “a very niche market” that is “still waiting for the revolution in terms of high degrees of scalable production,” said Brandon Wood, an energy-storage scientist at Lawrence Livermore National Laboratory.

Mr. Rust said Enovix’s battery design addresses these problems with features that include a stainless-steel constraint system to control the swelling.

Others in the industry caution that global battery demand is growing so quickly that makers with designs produced at scale—which are predominantly from China—will take the lion’s share of the market. The SPAC boom has helped fund new battery technology such as Enovix’s, said Caspar Rawles of Benchmark Mineral Intelligence, a data and research provider on batteries, but the emerging U.S. companies have little experience in large scale production.

Silicon-anode batteries are “certainly something to keep an eye on, but I would expect this is years away from widespread adoption,” he said.

Write to Heather Somerville at Heather.Somerville@wsj.com